[redacted]

02022279

VF5-30-02

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/01 (MM/DD/YY) AND ENDING 02/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTH BEACH CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SOUTHEAST SECOND AVENUE, SUIT 1007
(No. and Street)

MIAMI, FL 33131
(City) (State) (Zip Code)

RECD S.E.C.
MAY 0 6 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN F. COLLOPY (305) 358-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY - MILWAUKEE S.C.
(Name – *if individual, state last, first, middle name*)

622 N. WATER STREET, SUITE 406, MILWAUKEE, WISCONSIN 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JOHN F. COLLOPY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTH BEACH CAPITAL MARKETS, INC., as of FEBRUARY 28, 2002 AND, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN WALCUTT
MY COMMISSION # CC 744665
EXPIRES: May 21, 2002
Bonded Thru Notary Public Underwriters

Susan Walcutt
Notary Public

John F Collopy
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF AND COMPANY-MILWAUKEE, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
South Beach Capital Markets, Inc.

We have audited the accompanying statement of financial condition of South Beach Capital Markets, Inc. as of February 28, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Beach Capital Markets, Inc. as of February 28, 2002 and 2001, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

The accompanying financial statements and supplementary information have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered recurring losses from operations and has insufficient cash to fund operations for the coming fiscal year, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Wolf and Company-Milwaukee SC

Wolf and Company-Milwaukee S.C.
Certified Public Accountants

Milwaukee, Wisconsin
March 31, 2001

South Beach Capital Markets, Inc.
Statement of Financial Condition
February 28, 2002 and 2001

		2002	2001
Assets			
	Cash and cash equivalents	$ 51,437	$ 269,710
	Due from clearing broker	466	3,881
	Trade and other receivables (net)	1,066	10,605
	Prepaid expenses	28,343	43,293
	Furniture and equipment (net)	53,224	59,493
	Deferred tax benefit	0	139,120
	Investment in NASD stock (at cost)	12,400	12,400
Total Assets		$ 146,936	$ 538,502

Liabilities and Stockholder's Equity

		2002	2001
Liabilities			
	Accounts payable	$ 2,924	$ 6,211
	Accrued payroll and payroll taxes	11,650	33,459
	Note payable	8,225	21,197
	Obligations under capital leases	5,501	8,308
	Total liabilities	28,300	69,175
Stockholder's Equity		118,636	469,327
Total Liabilities and Stockholder's Equity		$ 146,936	$ 538,502

See accompanying notes.